FEMSA Shareholders’ Meetings Resolutions

Monterrey, Mexico, March 27, 2026 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD) today held its Annual Ordinary and Extraordinary Shareholders’ Meeting today (the “Shareholders’ Meetings”), during which the shareholders approved the amendment to Article 6 of the Company's Bylaws, the consolidated financial statements for the year ended December 31, 2025, the 2025 CEO’s annual report and the opinion of the Board of Directors for the year 2025.

The Annual Ordinary Shareholders’ Meeting elected the members of the board of directors and the members of each of the Audit Committee, the Corporate Practices and Nominations Committee and the Operations and Strategy Committee of the Board for 2026.

The list of the elected directors can be found in the following link: https://femsa.gcs-web.com/corporate-governance/board-of-directors.

The Annual Ordinary Shareholders’ Meeting declared and approved the payment of an ordinary cash dividend of Ps. 0.2475 per each Series "D" share and Ps. 0.1980 per each Series "B" share, which amounts to Ps. 4.7520 per "BD" Unit (BMV: FEMSAUBD) or Ps. 47.520 per ADS (NYSE: FMX), and Ps. 3.9600 per "B" Unit (BMV: FEMSAUB), to be paid in four equal installments, payable on April 23 of 2026, July 16 of 2026, October 15 of 2026 and January 14 of 2027.

Additionally, the Annual Ordinary Shareholders’ Meeting declared and approved the payment of an extraordinary cash dividend of Ps. 0.41975 per each Series "D" share and Ps. 0.335825 per each Series "B" share, which amounts to Ps. 8.0597 per "BD" Unit (BMV: FEMSAUBD) or Ps. 80.597 per ADS (NYSE: FMX), and Ps. 6.7165 per "B" Unit (BMV: FEMSAUB), to be paid in four equal installments, payable on payable on April 23 of 2026, July 16 of 2026, October 15 of 2026 and January 14 of 2027.

For additional information, please refer to the Summary of Resolutions in the Shareholders Meeting section of our corporate website at: https://femsa.gcs-web.com/shareholder-meeting-information.

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About FEMSA
FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Spin, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Best-in-Class World Index & Dow Jones Best-in-Class MILA Pacific Alliance Index, both from S&P Global; FTSE4Good Emerging Index; MSCI EM Latin America ESG Leaders Index; S&P/BMV Total México ESG, among other indexes.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	March 27, 2026	| Page 1